Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense	$72,086	$104,292	$76,437	$27,389	$64,621	$44,932
Equity in earnings and gains on equity transactions of investees	(4,421)	(18,666)	(22,554)	(43,272)	(6,546)	—
Fixed charges	96,106	204,244	195,024	183,433	173,458	180,553
Distributions from investees	4,279	16,816	16,617	16,119	4,975	—
Adjusted Earnings	$168,050	$306,686	$265,524	$183,669	$236,508	$225,485

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$96,106	$204,244	$195,024	$183,433	$173,458	$180,553
Total Fixed Charges	$96,106	$204,244	$195,024	$183,433	$173,458	$180,553

Ratio of Earnings to Fixed Charges	1.7x	1.5x	1.4x	1.0x	1.4x	1.2x